SE 06008124 OMMISSION
9

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SEC FILE NUMBER
8 - 41938

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 01 2006 209 PROCESSING SECTION WASH, D.C.

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Financial Consultant Group, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

23 Center Street
(No. and Street)

Chatham	New Jersey	07928
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth Gilmore (973) 379-7484
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED MAY 25 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

KJ 5/23

FINANCIAL CONSULTANT GROUP, LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2005

FINANCIAL CONSULTANT GROUP, LLC

CONTENTS

Independent Auditors' Report 1

Financial Statements

Statement of Financial Condition 2

Notes to Financial Statements 3-5

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Members of
Financial Consultant Group, LLC

We have audited the accompanying statement of financial condition of Financial Consultant Group, LLC (the "Company") as of December 31, 2005. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Financial Consultant Group, LLC as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
January 25, 2006

FINANCIAL CONSULTANT GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

ASSETS		
Cash and cash equivalents	$	143,999
Receivable from clearing broker		202,088
Equipment, net		-
Other assets		21,335
	$	367,422
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Commissions payable	$	67,450
Accounts payable and accrued expenses		37,455
Total liabilities		104,905
Members' equity		262,517
	$	367,422

See accompanying notes to financial statements.

1. Nature of operations

Financial Consultant Group, LLC (the "Company") is a limited liability company which is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD) and the National Futures Association (NFA).

2. Summary of significant accounting policies

Cash and Cash Equivalents

The Company considers all highly-liquid instruments purchased with a maturity of less than three months to be cash equivalents.

Equipment

Equipment is stated at cost less accumulated depreciation. The Company provides for depreciation using the declining-balance method over 5-7 years.

Securities Transactions

Securities transactions and related income and expenses are recorded on a trade-date basis. Fees and other revenues are comprised of investment advisory and wrap fees.

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes and, therefore, does not record a provision for income taxes. Accordingly, the individual members report their share of the Company's income or loss on their personal income tax returns.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Equipment

Details of equipment at December 31, 2005 are as follows:

Furniture and fixtures	$	70,406
Computer equipment		116,056
		186,462
Less accumulated depreciation		186,462
	$	-

4. Commitments and contingencies

The Company is obligated under an office lease with a related party expiring in October 2009. In addition to the base rent, the lease provides for the Company to pay property taxes and certain operating expenses. A second office lease with an unrelated party expires in October 2006, however, the Company has the option to cancel the agreement after May 31, 2006.

Future aggregate minimum annual payments under these leases, all but $4,800 in 2006 is with a related party, are approximately as follows:

Year ending December 31,

2006	$	76,800
2007		72,000
2008		72,000
2009		54,000
	$	274,800

Rent expense for the year ended December 31, 2005 was approximately $137,000, of which $90,000 was with the related party.

A Senior Principal of the Company is the subject of an NASD disciplinary proceeding that is currently scheduled for the second quarter of 2006. The Principal has denied the allegations made by the NASD and the Company is totally confident that he will be completely vindicated. Accordingly, but for the distraction caused by this proceeding and legal costs related thereto, the Company believes that the likely impact of the proceeding is negligible.

5. Net capital requirement

The Company is a member of the NASD and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005, the Company's net capital was approximately $240,000, which was approximately $140,000 in excess of its minimum requirement of $100,000.

6. Exemption from Rule 15c3-3

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

7. Off-balance-sheet risk and concentration of credit risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully-disclosed basis. Therefore, all of the customers' money balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company. In addition, the Company must maintain at least $100,000 net capital with the clearing broker.

All of the Company's securities transactions and the receivable from the clearing broker at December 31, 2005 are pursuant to this clearance agreement.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balance in two financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000 per institution.